

Mail Stop 3233

May 14, 2018

Via E-mail
Raul E. Moreno, Esq.
General Counsel
AG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167

> **Re: AG Mortgage Investment Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 2, 2018**
> **File No. 333-224629**

Dear Mr. Moreno:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter Berkheimer

Sandra B. Hunter Berkheimer
Staff Attorney
Office of Real Estate and
Commodities

cc: David C. Wright, Esq.
Hunton Andrews Kurth LLP
Via E-mail